UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

QNB CORP.
(Name of Issuer)

COMMON STOCK, $0.625 PAR VALUE PER SHARE
(Title of Class of Securities)

74726N107
(CUSIP Number)

December 26, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74726N107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Estate of James C. Ebbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 259,368
6. Shared Voting Power 0
7. Sole Dispositive Power: 259,368
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting person: 358,152
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.43%
12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 74726N107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas J. Bisko
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 33,024(1)
6. Shared Voting Power 275,150(2)
7. Sole Dispositive Power: 33,024(1)
8. Shared Dispositive Power 275,150(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting person: 358,152
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.43%
12.	Type of Reporting Person (See Instructions) IN (co-executor of the Estate of James C. Ebbert)
(1) Pursuant to SEC Rule 13d-3(d)(1), includes options to purchase 28,216 shares of common stock.
(2) Includes 259,368 shares beneficially owned as co-executor of the Estate of James C. Ebbert.

CUSIP No. 74726N107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip D. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 49,978
6. Shared Voting Power 259,368(1)
7. Sole Dispositive Power: 49,978
8. Shared Dispositive Power 259,368(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting person: 358,152
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.43%
12.	Type of Reporting Person (See Instructions) IN (co-executor of the Estate of James C. Ebbert)
(1) Includes 259,368 shares beneficially owned as co-executor of the Estate of James C. Ebbert.

Item 1.	(a)	Name of Issuer :QNB CORP.

	(b)	Address of Issuer’s Principal Executive Offices: 15 NORTH THIRD STREET, QUAKERTOWN, PENNSYLVANIA 18951-9005

Item 2.	(a)	Name of Person Filing: (i) Thomas J. Bisko, Co-Executor of the Estate of James C Ebbert (ii) Philip D. Miller, Co-Executor of the Estate of James C Ebbert( iii) Estate of James C. Ebbert

	(b)	Address of Principal Business Office or, if none, Residence: c/o QNB CORP. 15 NORTH THIRD STREET, QUAKERTOWN, PENNSYLVANIA 18951-9005

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: COMMON STOCK, $0.625 PAR VALUE PER SHARE

	(e)	CUSIP Number: 74726N107
Item 3.
Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A.	Estate of James C. Ebbert, Thomas J. Bisko and Philip D. Miller, co-executors

	(a)	Amount beneficially owned: 259,368

	(b)	Percent of class: 8.27%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 259,368

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 259,368

		(iv)	Shared power to dispose or to direct the disposition of 0

B.	Thomas J. Bisko, co-executor of the estate of James C. Ebbert
	(a)	Amount beneficially owned: 308,174
	(b)	Percent of class: 9.83%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 33,024
		(ii)	Shared power to vote or to direct the vote 275,150
		(iii)	Sole power to dispose or to direct the disposition of 33,024
		(iv)	Shared power to dispose or to direct the disposition of 275,150

C.	Philip D. Miller, co-executor of he Estate of James C. Ebbert
(a) Amount beneficially owned: 309,346
(b) Percent of class: 9.87%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 49,978
(ii) Shared power to vote or to direct the vote 259,368
(iii) Sole power to dispose or to direct the disposition of 49,978
(iv) Shared power to dispose or to direct the disposition of 259,368

Item 5.	Ownership of Five Percent or Less of a Class N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2008

ESTATE OF JAMES C. EBBERT

By: /s/ Thomas J. Bisko
Thomas J. Bisko, Co-Executor

/s/ Thomas J. Bisko
Thomas J. Bisko

/s/ Thomas J. Bisko, as Attorney-In-Fact
Philip D. Miller

EXHIBIT A
Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated April 29, 2008 containing the information required by Schedule 13G for the 358,152 shares of common stock, $0.625 par value per share, of QNB Corp. held by the Estate of James C. Ebbert and Thomas J. Bisko and Philip D. Miller, as co-executors of the Estate.

Dated: April 29, 2008	ESTATE OF JAMES C. EBBERT

By: /s/ Thomas J. Bisko
Thomas J. Bisko, Co-Executor

/s/ Thomas J. Bisko
Thomas J. Bisko

/s/ Philip D. Miller
Philip D. Miller

EXHIBIT B
Power of Attorney

The undersigned hereby constitute and appoint Thomas J. Bisko attorney-in-fact with the power of substitution for the undersigned in any and all capacities to sign and file any and all forms, schedules, statements and other documents required to be filed by the undersigned with the Securities and Exchange Commission with respect to any shares of common stock or other securities held by the Estate of James C. Ebbert and hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. This power of attorney is effective on the date signed below and for a period of five (5) years thereafter, unless earlier revoked by any of the undersigned.

This document may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument. In addition, facsimile signatures shall be deemed to have the same effect as original signatures.

Dated: April 29, 2008	ESTATE OF JAMES C. EBBERT

By: /s/ Thomas J. Bisko
Thomas J. Bisko, Co-Executor

By: /s/ Thomas J. Bisko
Thomas J. Bisko

/s/ Philip D. Miller
Philip D. Miller